A Special Meeting of the Shareholders of the One Group International Equity Index Fund was held on October 30, 1996.

The meeting was called to approve a sub-investment advisory agreement between Banc One Investment Advisors Corporation and Independence International Associates, Inc.

RESOVLED, that the Sub-Investment Advisory Agreement Between Banc One Investment Advisors Corporation and Independence International Associates, Inc. (formerly known as Boston International Advisors, Inc.) with respect to the fund to be, hereby is, approved.

There was 17,288,756 votes in favor of the resolution, 1,386,457 votes against the resolution, and 2,268,150 abstentions.